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SEC FILE NUMBER
8-51667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 6/30/18 (MM/DD/YY)

SEC Mail Processing

A. REGISTRANT IDENTIFICATION

AUG 20 2018

NAME OF BROKER - DEALER:

Trump Securities, LLC

Washington, DC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

TRUMP SECURITIES, LLC

Index
June 30, 2018

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Footnotes.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[ ] An Affirmation.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Trump Securities, LLC for the year ended June 30, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Securities Principal
Title

Subscribed and sworn
to before me

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018

TRUMP SECURITIES, LLC

Index
June 30, 2018

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Trump Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trump Securities, LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Trump Securities, LLC's auditor since 2015.

New York, NY

August 07, 2018

TRUMP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS	
Cash	$ 325,170
Fees receivable	107,107
Prepaid expenses	87,482
Other assets	14,621
TOTAL ASSETS	$ 534,380
LIABILITIES AND EQUITY	
Liabilities	
Subordinated liabilities	$ 71,768
Accounts payable, accrued expenses and other liabilities	29,489
Total liabilities	101,257
Equity	
Members' equity	433,123
TOTAL LIABILITIES AND EQUITY	$ 534,380

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations

Trump Securities, LLC ("Trump") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related advisory and investment banking activities.

During the year ended June 30, 2018, Trump completed the sale of its interest in Clydesdale Securities LLC ("CS") at its net book value.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed, and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered. The company recognizes revenues from management fees and performance fees as earned based on the contractual agreement and that collectability is reasonably assured. Underwriting revenue is recognized when the fees are earned and collectible.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal income taxes. The Company is subject to the New York City Unincorporated Business Tax and California LLC filing fee. The Company is on a calendar year for tax reporting purposes.

At June 30, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Fees Receivable

Fees receivable are stated at cost less an allowance for doubtful accounts and represents fees management expects to collect based on each contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2018, there was no allowance for doubtful accounts.

2 Summary of Significant Accounting Policies (continued)

Subordinated Liabilities

Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. At June 30, 2018, Trump owed $71,768 of subordinated liabilities to salespersons.

New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The effective date of this ASU is for annual reporting periods beginning after December 15, 2017. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes private placements commissions and advisory fees. Accordingly, the Company does not expect this guidance to have a material impact on its financial statements or regulatory capital.

3. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company's net capital was $294,997 which was $289,997 in excess of its computed minimum requirement of $5,000.

4. Rule 15c3-3

The Company does not hold customer funds or securities; therefore, it has no obligation under SEC Rule 15c3-3 to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Income Taxes

The tax provision for the fiscal year ended June 30, 2018 was composed of New York City Unincorporated Business Tax of $31,011.

6. Concentrations

Cash

The Company maintains its cash balance in one financial institution. Management does not believe that there is any risk with respect to its cash.

Major Revenue Producers

During the year ended June 30, 2018, approximately $13,162,000 or 73% of the Company's revenues were generated by four separate groups of registered representatives. Two of the groups accounted for 45.68% of the total revenues.

7. Related Party Transaction

Integrated Management Solutions USA LLC ("IMS"), is an affiliate under common control that provides office space and other expenses to the Company. During the year ended June 30, 2018, Trump paid IMS for services rendered.

During the year ended June 30, 2018, Trump lent $110,000 to related parties of which $50,000 has been repaid by those parties. The remaining $60,000 was converted to prepaid expense.

8. Members' Equity

There was one class member who shared the net income derived from business opportunities that they were instrumental in referring to Trump. During the year ended June 30, 2018, $3,993,951 was distributed to the member and is reflected in the statement of changes in equity.